Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant To Rule 13a-16 or 15d-16

of The Securities Exchange Act of 1934

For the month of July, 2012	Commission File Number 1-12090

GRUPO RADIO CENTRO, S.A.B. de C.V.

(Translation of Registrant’s name into English)

Constituyentes 1154, Piso 7
Col. Lomas Altas, México D.F. 11954

(Address of principal office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

For Immediate Release

July 17, 2012

Grupo Radio Centro Reports Second Quarter and First Half 2012 Results

Mexico City, July 17, 2012 - Grupo Radio Centro, S.A.B. de C.V. (NYSE: RC, BMV: RCENTRO-A) (the “Company”), one of Mexico’s leading radio broadcasting companies, announced today its results of operations for the second quarter and first half ended June 30, 2012. All figures were prepared in accordance with International Financial Reporting Standards (IFRS).

Second Quarter Results

The Company’s broadcasting revenue for the second quarter of 2012 totaled Ps. 235,834,000, a 2.3% increase compared to the Ps. 230,431,000 reported for the second quarter of 2011. This slight increase was mainly attributable to higher advertising expenditures by the Company’s clients in Mexico, who purchased more airtime during the second quarter of 2012 compared to the same period of 2011.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate expenses) for the second quarter of 2012 totaled Ps. 177,973,000, a 6.2% increase compared to the Ps. 167,542,000 reported for the second quarter of 2011. This increase was mainly due to (i) higher commissions paid to the Company’s sales force and to advertising agencies due to the increase in broadcasting revenue and (ii) higher expenses related to the radio station in Los Angeles, KXOS-FM.

The Company’s depreciation and amortization expenses for the second quarter of 2012 totaled Ps. 5,183,000, a 7.1% decrease compared to the Ps. 5,577,000 reported for the second quarter of 2011. This decrease was attributable to a reduction in the amount of depreciable assets.

The Company’s corporate expenses for the second quarter of 2012 totaled Ps. 3,779,000, the same amount reported for the second quarter of 2011.

The Company’s operating income for the second quarter of 2012 totaled Ps. 48,899,000, an 8.7% decrease compared to the Ps. 53,533,000 reported for the second quarter of 2011. This decrease was mainly due to the increase in broadcasting expenses described above.

The Company’s other expenses, net for the second quarter of 2012 totaled Ps. 29,336,000, an 81.3% increase compared to the Ps. 16,183,000 reported for the second quarter of 2011. This increase was mainly attributable to legal expenses incurred during the second quarter of 2012.

Grupo Radio Centro, S.A.B. de C.V.

Second Quarter 2012 Results

The Company’s finance costs for the second quarter of 2012 totaled Ps. 3,270,000, a 41.9% decrease compared to the Ps. 5,624,000 reported for the second quarter of 2011. This decrease was mainly attributable to a reduction in the interest expense paid under the Company’s loan with Banco Inbursa, S.A. as a result of the payment by the Company of a portion of the principal thereon.

The Company’s profit before income taxes for the second quarter of 2012 totaled Ps. 16,293,000, a 48.6% decrease compared to the Ps. 31,726,000 reported for the same period of 2011.

The Company’s income tax totaled Ps. 6,768,000 as a negative provision for the second quarter of 2012, a significant decrease compared to the Ps. 15,339,000 recorded in the second quarter of 2011. This decrease was mainly due to certain tax benefits obtained.

As a result of the foregoing, the Company’s profit in the second quarter of 2012 totaled Ps. 23,061,000, a 40.7% increase compared to the profit of Ps. 16,387,000 recorded for the second quarter of 2011.

First Half Results

The Company’s broadcasting revenue for the six months ended June 30, 2012 totaled Ps. 477,546,000, a 13.9% increase compared to the Ps. 419,197,000 reported for the same period of 2011. This increase was mainly attributable to higher advertising expenditures by the Company’s clients in Mexico, who purchased more airtime during the first half of 2012 compared to the same period of 2011.

The Company’s broadcasting expenses (excluding depreciation, amortization and corporate expenses) for the first six months of 2012 totaled Ps. 358,818,000, a 6.1% increase compared to the Ps. 338,198,000 reported for the same period of 2011. This increase was primarily due to (i) higher commissions paid to the Company’s sales force and to advertising agencies due to the increase in broadcasting revenue, (ii) higher expenses related to the Los Angeles radio station, KXOS-FM and (iii) an increase in production costs for talk shows programs.

The Company’s depreciation and amortization expenses for the first six months of 2012 totaled Ps. 10,451,000, a 6.6% decrease compared to the Ps. 11,188,000 reported for the same period of 2011. This decrease was due to a reduction in the amount of depreciable assets in the first half of 2012 compared to the same period of 2011.

The Company’s corporate expenses for the first six months of 2012 totaled Ps. 7,557,000, the same amount reported for the same period of 2011.

The Company’s operating income for the first six months of 2012 totaled Ps. 100,720,000, a 61.8% increase compared to the Ps. 62,254,000 reported for the same period of 2011.

The Company’s other expenses, net for the first six months of 2012 totaled Ps. 43,705,000, a 40.1% increase compared to the Ps. 31,203,000 reported for the same period of 2011. This increase was mainly attributable to legal expenses in the first half of 2012 compared to the same period of 2011.

The Company’s finance costs for the first six months of 2012 totaled Ps. 7,173,000, a decrease of 30.9% compared to the Ps. 10,384,000 reported for the same period of 2011. This decrease was mainly attributable to a reduction in the interest expense paid under the Company’s loan with Banco Inbursa, S.A. as a result of the payment by the Company of a portion of the principal thereon.

Grupo Radio Centro, S.A.B. de C.V.

Second Quarter 2012 Results

The Company’s profit before income tax for the first six months of 2012 totaled Ps. 49,842,000, a 141.2% increase compared to the profit before income tax of Ps. 20,667,000 reported for the same period of 2011. This increase was mainly due to the aforementioned increase in broadcasting revenue.

For the first six months of 2012, the Company’s income tax totaled Ps. 2,518,000 as a negative provision, a significant decrease compared to the income tax of Ps. 21,576,000 recorded for the same period of 2011. This decrease was mainly the result of certain tax benefits obtained.

As a result of the foregoing, the Company’s profit in the first six months of 2012 totaled Ps. 52,360,000, compared to a net loss of Ps. 909,000 for the same period of 2011.

Company Description

Grupo Radio Centro owns and/or operates 15 radio stations. Of these 15 radio stations, 12 are located in Mexico City, two AM stations in Guadalajara and Monterrey, and one FM station in Los Angeles. The Company’s principal activities are the production and broadcasting of musical and entertainment programs, talk shows, news and special events programs.  Revenue is primarily derived from the sale of commercial airtime. In addition to the Organización Radio Centro radio stations, the Company also operates Grupo RED radio stations and Organización Impulsora de Radio (OIR), a radio network that acts as the national sales representative for, and provides programming to 127 Grupo Radio Centro-affiliated radio stations throughout Mexico.

Note on Forward Looking Statements

This release may contain projections or other forward-looking statements related to Grupo Radio Centro that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Readers are referred to the documents filed by Grupo Radio Centro with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F, which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Grupo Radio Centro on the date hereof, and Grupo Radio Centro assumes no obligation to update such statements.

IR Contacts
In México:	In NY:
Pedro Beltrán / Alfredo Azpeitia	Maria Barona / Peter Majeski
Grupo Radio Centro, S.A. de C.V.	i-advize Corporate Communications, Inc.
Tel: (5255) 5728-4800 Ext. 4910	Tel: (212) 406-3690
aazpeitia@grc.com.mx	grc@i-advize.com.mx

Grupo Radio Centro, S.A.B. de C.V.

Second Quarter 2012 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED BALANCE SHEETS
as of June 30, 2012 and 2011
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $") (1)
	June 30,
	2012		2011
	U.S. $(1)	Ps.	Ps.
ASSETS
Current assets:
Cash and cash equivalents	5,447	74,373	124,397

Accounts receivable:
Broadcasting receivables - Net	19,975	272,714	302,733
Other receivables	980	13,382	7,504
	20,955	286,096	310,237

Prepaid expenses	4,039	55,150	28,209
Deferred taxes	288	3,934	0
Total current assets	30,729	419,553	462,843

Property and equipment	35,579	485,761	431,246
Deferred charges, net	200	2,725	4,330
Goodwill	60,709	828,863	828,863
Other assets	268	3,653	3,416
Total assets	127,485	1,740,555	1,730,698

LIABILITIES
Current liabilities:
Current portion of long-term debt	2,970	40,554	40,871
Deferred revenue	2,106	28,757	122,562
Accounts payable and accrued expenses	4,753	64,895	68,164
Taxes payable	2,698	36,838	59,149
Total current liabilities	12,527	171,044	290,746

Non-current liabilities:
Long-term debt	2,197	30,000	70,000
Employee benefits	5,748	78,472	61,136
Deferred taxes	0	0	20,258
Total liabilities	20,472	279,516	442,140

STOCKHOLDERS' EQUITY
Common stock	77,636	1,059,962	1,059,962
Retained earnings	26,828	366,285	196,185
Reserve for repurchase of shares	2,197	29,989	29,989
Other comprehensive income	336	4,590	2,105
Equity attributable to owners of the Company	106,997	1,460,826	1,288,241
Non-controlling Interest	16	213	317
Total equity	107,013	1,461,039	1,288,558
Total liabilities and Stockholders' equity	127,485	1,740,555	1,730,698

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 13.653 per U.S. dollar, the rate on June 30, 2012

Grupo Radio Centro, S.A.B. de C.V.

Second Quarter 2012 Results

GRUPO RADIO CENTRO, S.A.B. DE C.V.
CONSOLIDATED UNAUDITED STATEMENTS OF INCOME
for the three-month and six-month periods ended June 30, 2012 and 2011
(figures in thousands of Mexican pesos ("Ps.") and U.S. dollars ("U.S. $")(1), except per Share and per ADS amounts)
	2nd Quarter			Accumulated 6 months
	2012		2011	2012		2011
	U.S.$ (1)	Ps.	Ps.	U.S.$ (1)	Ps.	Ps.

Broadcasting revenue (2)	17,273	235,834	230,431	34,977	477,546	419,197
Broadcasting expenses, excluding depreciation, amortization and corporate expenses	13,035	177,973	167,542	26,281	358,818	338,198

Depreciation and amortization	380	5,183	5,577	765	10,451	11,188
Corporate expenses	277	3,779	3,779	554	7,557	7,557
Operating income	3,581	48,899	53,533	7,377	100,720	62,254

Other expenses, net	(2,149)	(29,336)	(16,183)	(3,201)	(43,705)	(31,203)

Finance costs:
Interest expense	(246)	(3,357)	(5,680)	(511)	(6,977)	(10,371)
Interest income (2)	7	92	41	9	125	2
Income (loss) on foreign currency exchange, net	0	(5)	15	(24)	(321)	(15)
Net finance costs	(239)	(3,270)	(5,624)	(526)	(7,173)	(10,384)

Profit before income taxes	1,193	16,293	31,726	3,650	49,842	20,667

Income tax expense	(496)	(6,768)	15,339	(184)	(2,518)	21,576
Profit (loss) for the period	1,689	23,061	16,387	3,834	52,360	(909)

Profite (loss) applicable to:
Majority interest	1,689	23,064	16,386	3,834	52,360	(912)
Minority interest	0	(3)	1	0	0	3
	1,689	23,061	16,387	3,834	52,360	(909)

Net income (loss) per Series A Share (3)				0.103	1.4058	0.5160
Net income (loss) per ADS (3)				0.927	12.6522	4.6440
Weighted average common shares outstanding (000's) (3)					162,725	162,725

(1)	Peso amounts have been translated into U.S. dollars, solely for the convenience of the reader, at the rate of Ps. 13.653 per U.S. dollar, the rate on June 30, 2012

(2)	Broadcasting revenue for a particular period includes (as a reclassification of interest income) interest earned on funds received by the Company pursuant to advance sales of commercial air time to the extent that the underlying funds were earned by the Company during the period in question. Advances from advertisers are recognized as broadcasting revenue only when the corresponding commercial air time has been transmitted. Interest earned and treated as broadcasting revenue for the second quarter of 2012 and 2011 was Ps. 1,224,000 and Ps. 562,000, respectively. Interest earned and treated as broadcasting revenue for the six months ended June 30, 2012 and 2011 was Ps. 2,338,000 and Ps. 1,023,000, respectively

(3)	Earnings per share calculations are made for the last twelve months as of the date of the income statement, as required by the Mexican Stock Exchange.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Radio Centro, S.A.B. de C.V.
(Registrant)
Date: July 17, 2012	By:	/s/ Pedro Beltrán Nasr
Name: Pedro Beltrán Nasr
Title: Chief Financial Officer